PROSPECTUS
                                 319,355 SHARES

                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

                                  COMMON STOCK

    This prospectus relates to 319,355 shares of Common Stock, no par value (the "Common Stock"), of APPLIANCE RECYCLING CENTERS OF AMERICA, INC. (the "Company") that may be offered for sale for the account of certain shareholders of the Company as stated herein under the heading "Selling Shareholders." No period of time has been fixed within which the shares covered by this prospectus may be offered or sold.

    The 319,355 shares of Common Stock offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of Common Stock. See "Selling Shareholders."

    The Common Stock of the Company is quoted on The Nasdaq National Market System ("NMS") under the symbol ARCI. On November 8, 1996, the last sale price of the Common Stock as reported by NMS was $1.125.

 INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH UNDER "RISK FACTORS"


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES
             COMMISSION,PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

    The Selling Shareholders have advised the Company that sales of the shares of Common Stock offered hereunder by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time on the NMS, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

    Pursuant to separate registration rights agreements with the Company, the expenses of registering the shares will be paid by the Company. All selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to underwriters, brokers, agents or other persons will be borne by the Selling Shareholders. See "Selling Shareholders."

    No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or any of the Selling Shareholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                The date of this Prospectus is November 8, 1996

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

AVAILABLE INFORMATION......................................................  3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ...........................  3

PROSPECTUS SUMMARY.........................................................  4

RISK FACTORS...............................................................  5

THE COMPANY................................................................  9
         General...........................................................  9
         Recent Developments............................................... 10
         Third Quarter Results............................................. 11

SELLING SHAREHOLDERS....................................................... 13

USE OF PROCEEDS............................................................ 14

PLAN OF DISTRIBUTION....................................................... 14

LEGAL MATTERS.............................................................. 15

EXPERTS  .................................................................. 15



                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such material can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is traded on the Nasdaq National Market System. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 10006.

    This prospectus does not contain all of the information set forth in the registration statement of which this prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the registration statement, including the exhibits filed or incorporated as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above. For further information, reference is made to the registration statement and its exhibits.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference into this prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 (File No. 0-19621); (2) the Company's Proxy Statement for the Annual Meeting of Stockholders held May 2, 1996; (3) the Company's Current Report on Form 8-K dated February 15, 1996; (4) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1996; (5) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996; (6) description of the Company's Common Stock set forth in the Company's registration statement on Form 8-A filed with the Commission on October 28, 1991 and any amendments thereto or reports filed for the purpose of updating such description; and (7) all other reports filed by the Company pursuant to Sections 13, 14 or 15(d) of the Exchange Act since December 30, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or any portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above or elsewhere herein which have been incorporated herein by reference (other than certain exhibits to such documents). Written requests for such copies should be directed to Kent S. McCoy, APPLIANCE RECYCLING CENTERS OF AMERICA, INC., 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426. Telephone requests should be directed to Mr. McCoy at (612) 930-1700.



                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


                                   THE COMPANY

         Appliance Recycling Centers of America, Inc., together with its operating subsidiaries ("ARCA" or the "Company"), provides a comprehensive range of services for the large-scale collection, reuse and recycling of major household appliances in an environmentally-sound manner. The Company provides its customers with integrated processes and programs addressing the solid waste management, environmental and energy conservation issues involved with appliance disposal and recycling. The Company generates revenues from fees charged for the disposal of appliances, the sale of materials generated from processed appliances (by-product revenues) and the sale of reconditioned appliances through a chain of Company-owned retail stores. See "The Company" herein.


                              SELLING SHAREHOLDERS

         This Prospectus relates to the offering of 319,355 shares of Common Stock of the Company by certain Selling Shareholders. No shares are being offered for the account of the Company, and the Company will not receive any of the proceeds from the sale thereof.


                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, POTENTIAL PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY, ITS BUSINESS AND THE SHARES OF COMMON STOCK OFFERED HEREBY.

         FORWARD LOOKING STATEMENTS. Statements regarding the Company's operations, performance and results, discussed herein, are forward-looking and therefore are subject to certain risks and uncertainties, including those discussed below and factors which may from time to time be included in information incorporated herein by reference. In addition, any forward looking information regarding the operations of the Company will be subject to the amount of the write-offs and costs associated with the closing of retail stores and centers discussed below, whether planned revenue levels are attained by individual stores, the speed at which Encore stores reach profitability, whether costs and expenses are realized at higher than expected levels (including continued costs of conversion of existing recycling centers to support the appliance resale aspect of the Company's business), the Company's ability to secure an adequate supply of used appliances for resale, the continued availability of the Company's current line of credit, and the ability of Southern California Edison Company to deliver units under its contract with the Company and the timing of such delivery.

         DEPENDENCE ON RETAIL SALES. In response to the decrease in demand for the Company's services from electric utilities, the Company has increased its focus on the sale of reconditioned appliances. In 1995, the Company began operating a chain of retail stores which sell reconditioned appliances under the name Encore Recycled Appliances ("Encore"). As of September 28, 1996, the Company operated 26 Encore stores. On October 31, 1996, the Company announced that it will close 12 of such stores and 3 recycling centers by year end.
See "The Company--Recent Developments."

         For the foreseeable future the Company expects to be economically dependent on revenues from the Encore stores. The Company currently expects that revenues from these stores will account for approximately 40% of total revenues for 1996; however, there can be no assurance at this time that sales from such stores will be recognized at the rates currently anticipated. In addition, the Company has incurred, and expects to incur, negative cash flow from operations in 1996 and expects to continue to incur such results in 1997 due primarily to the costs associated with the expansion of the Encore stores during 1996, as well as the write-offs and costs associated with the announced store and center closings. At this time, the Company has determined to defer expansion of its Encore retail network until after 1997. There can be no assurance than any new stores will be opened in the future or that any individual current store will obtain or maintain profitability.

         Certain events concerning the Encore stores could significantly affect the Company's results for the remainder of 1996 and 1997. These include the speed at which Encore stores reach profitability, whether stores recently opened are able to attain planned revenue levels, higher than expected costs and expenses (including expenses incurred in connection with the Company's conversion of existing recycling centers to accommodate the appliance resale aspects of the Company's business and write-offs and other expenses related to the store closings), the Company's ability to secure an adequate supply of used appliances for resale, and the availability of sufficient capital to cover start-up and other costs until profits from operations are available.

         In addition, future economic results for the Company may be heavily dependent upon the Encore stores. Such future results will be impacted not only by the above factors, but also the ability of the Company to open additional retail stores and the costs associated therewith.

         The Company recorded a significant increase in its net loss for each of the quarters ended March 30, 1996, June 29, 1996, and September 28, 1996 over the prior periods, due primarily to the increased operating expenses and increased selling, general and administrative expenses associated with the development of the Company's retail business. The Company currently expects to report a significantly larger net loss in the fourth quarter of 1996. See also, "The Company - Recent Developments."

         CUSTOMER CONTRACTS. The Company's business had been dependent in the past solely upon its ability to obtain new contracts and continue existing contracts for appliance recycling services with utility companies, large retailers of new appliances, refuse haulers, landfill operators and local governments. Contracts with these entities generally have initial terms of one to four years, with renewal options and early termination clauses. While this portion of the Company's business has diminished, the Company is still dependent on certain customers for a large portion of its revenues. No assurance can be given that existing contracts will be continued or renewed, that existing customers will continue to use the Company's services at current levels or that the Company will be successful in obtaining new contracts.

         Two customers, Southern California Edison Company ("California Edison") and Northern States Power Company, accounted for approximately 23.5% and 14.0% respectively, of the Company's net revenues for fiscal 1995. The Company's contract with Northern States Power Company expired in February 1996 and was not renewed. California Edison accounted for approximately 21% of the Company's net revenues for the first nine months of 1996. On September 12, 1996, the Company announced that California Edison had signed a contract with the Company to extend the refrigerator recycling program through 1997, subject to approval of funding by the California Public Utilities Commission ("CPUC"). The CPUC is currently expected to act by the end of 1996. The loss or material reduction of business from California Edison, or any major customer, could adversely affect the Company's net revenues and profitability. See "The Company - Recent Developments."

         As the Company expands its operations into its retail business, it is anticipated that utility customers will represent a smaller percentage of its net revenues. However, there can be no assurance that the Company will be able to operate its retail stores so as to avoid significant decreases in revenues as compared to prior years.

         SEASONALITY. The Company experiences seasonal fluctuations in operating results, with revenues generally higher during the second and third calendar quarters than in the first and fourth calendar quarters. The lower levels in the first and fourth quarters reflect consumer purchasing cycles, which result in lower sales of major household appliances during such quarters and corresponding reductions in the demand for appliance recycling services. Furthermore, utility companies that sponsor appliance turn-in programs generally reduce their promotional efforts for such programs during the first and fourth calendar quarters. The Company expects that it will continue to experience lower revenues in the first and fourth quarters of future years as compared to the second and third quarters of such years.

         DEPENDENCE UPON KEY MANAGEMENT. The Company's operations are materially dependent upon the continued services of its present management. The loss of the services of one or more members of present management, including Edward R. Cameron, the founder, Chairman of the Board and President of the Company, could adversely affect the Company's business. The Company does not have employment contracts with its present management. The Company maintains key person insurance on the life of Mr. Cameron in the amount of $1,000,000, a portion of which has been assigned as collateral for the Company's current line of credit.

         CAPITAL REQUIREMENTS. The Company believes its current cash balance and existing and anticipated lines of credit and equipment financing will be sufficient to meet the Company's current plans and working capital needs through December 1997. The Company's current revolving line of credit, which was entered into in August 1996, and amended November 8, 1996, with Spectrum Commercial Services, Inc. in the amount of $2.0 million, is secured by receivables, inventory, equipment, real estate comprising the Company's headquarters, and other assets of the Company. The current financing provides that the lender can demand payment in full of the outstanding balance under this loan at any time. Although the Company believes it will be able to maintain this line of credit and may be able to obtain certain additional equipment financing, the Company may need additional equity or other capital in the future. There can be no assurance that additional capital from any source will be available when needed by the Company or that such capital will be available on terms acceptable to the Company or permitted by the terms of its current line of credit. See "The Company - Recent Development."

         CAPITAL INVESTMENT. The Company's commitment to providing comprehensive, integrated appliance recycling services and developing a chain of retail stores will require a significant investment in capital equipment, and leasehold improvements, and could require investment in real estate. The announced closing of the three recycling centers and certain stores, as well as any nonrenewal or other termination of a contract with a major customer, may result in a loss of a substantial portion of such capital investment if the Company is unable to continue utilizing such equipment in its operations or to sell the equipment or real estate at a reasonable value. In addition, because the retail stores are generally leased, the closing of any retail store may result in a loss of capital investments in leasehold improvements, which loss could be significant.

         COMPETITION. Many factors, including existing and proposed governmental regulation, may affect competition in the waste management and environmental services industry. Recycling of appliances in conformity with recent legislative and regulatory requirements is a relatively new industry. The Company generally competes with two or three companies which are based in the geographic area to be served under the contract and which generally offer some of the services provided by the Company. The Company expects its primary competition for contracts with existing or new customers to come from entrepreneurs entering the appliance recycling business, energy management consultants, current recycling companies, major waste hauling companies, scrap metal processors and used appliance dealers. In addition, customers such as utility companies and local governments may operate appliance recycling programs internally rather than contracting with the Company or other third parties. There can be no assurance that the Company will be able to compete profitably in any of its chosen markets.

         Competition for the Company's retail stores comes from new appliance retailers and other reconditioned and used appliance retailers. Each separate location will compete not only with local and national chains of new appliance retailers, many of whom have been in business longer than the Company and who may have significantly greater assets than the Company, but will also be required to compete with numerous independently owned retailers of used and reconditioned appliances. The Company's retail operations are currently in a start-up mode; therefore, there can be no assurance that the Company will be able to compete effectively in any such market.

         GOVERNMENT REGULATION. The business of recycling appliances is subject to certain governmental laws and regulations and is becoming increasingly regulated. These laws and regulations include landfill disposal restrictions, hazardous waste management requirements and air quality standards, as well as special permit and license conditions for the recycling of appliances. Company management believes that further government regulation in this area could have a positive effect on the Company's business; however, there can be no assurance what course future regulation could have. Under some circumstances, however, further regulation could materially increase the costs of the Company's operations and have an adverse effect on the Company's business. In addition, as is the case with all companies handling hazardous materials, under some circumstances the Company may be subject to contingent liability.

         In late 1992, Congress adopted the Federal Energy Policy Act of 1992 to encourage energy efficiency. Requirements under this act will, among other things, establish mandatory energy performance standards that will affect the manufacture and sale of major household appliances. Such programs are also expected to encourage energy efficiency to meet future demands. Another component of this act allows for deregulation of the nation's energy providers, including the electric utility industry. The ultimate impact of deregulation on the electric utility industry is yet unknown; therefore, there can be no assurance that the Company will be able to continue certain of its current operations in a deregulated environment.

         CONTROL BY EXISTING MANAGEMENT. The officers and directors of the Company own beneficially approximately 29% of the Company's outstanding shares of Common Stock (excluding shares issuable upon exercise of options). Because of such ownership, management may be able to control the affairs of the Company, including the election of the entire Board of Directors.

         SHARES ELIGIBLE FOR FUTURE SALE. The Company had 4,546,917 shares of Common Stock outstanding as of September 28, 1996. The shares offered hereby, which represent approximately 7% of such outstanding shares, are now freely transferable without further restriction or registration under the Securities Act of 1933, as amended (the "Act"). Of the currently outstanding shares, 1,210,754 shares are held by Edward R. Cameron, the founder, Chairman of the Board and President of the Company, and 110,817 shares are held by other officers and directors of the Company. Such shares are eligible for sale pursuant to Rule 144 promulgated under the Act. The provisions of Rule 144 currently restrict the volume of sales by any single affiliate of the Company, such as the officers and directors, to approximately 45,000 shares each within any three-month period. Sales of substantial amounts of Common Stock into the public market could adversely affect the then prevailing market price.


                                   THE COMPANY

GENERAL

Appliance Recycling Centers of America, Inc., together with its operating subsidiaries ("ARCA" or the "Company"), provides a comprehensive range of services for the large-scale collection, reuse and recycling of major household appliances in an environmentally-sound manner. The Company provides its customers with integrated processes and programs addressing the solid waste management, environmental and energy conservation issues involved with appliance disposal and recycling. The Company generates revenues from fees charged for the disposal of appliances, the sale of materials generated from processed appliances (by-product revenues) and the sale of reconditioned appliances through a chain of Company-owned retail stores.

         In the late 1980s, in response to stricter environmental protection laws, the Company developed and marketed programs to process and dispose of unwanted appliances in an environmentally-sound manner. These programs were offered to new appliance retailers, waste management companies and the general public. In 1989, the Company expanded its appliance recycling concept to the electric utility industry.

         From 1989 to 1994, the Company focused its resources on the expansion of its business with electric utility companies. During this time period the Company opened 9 centers throughout the U.S. and Canada, primarily serving seventeen electric utility customers. The Company's electric utility business has been negatively impacted by the potential electric utility industry deregulation. The potential of deregulation has caused electric utilities to decrease their sponsorship of energy conservation programs like the one the Company offers. As a result of the decrease in utility customers, the Company incurred a loss at December 1995 on impaired equipment and leaseholds associated with its utility business. In response to decreases in revenue from contracts with electric utility programs, the Company closed four recycling centers during the first six months of 1996. As of September 28, 1996, the Company operated 7 such centers. On October 31, 1996, the Company announced its plans to close 3 centers by year end. See "Recent Developments Announced Closing of Centers and Retail Stores" below.

         In response to the decrease in demand for services from electric utilities, the Company increased its marketing of services to appliance retailers, waste management companies and property management companies. The Company also increased its focus on the sale of reconditioned appliances. In 1995, under the name Encore Recycled Appliances, the Company began operating a chain of Company-owned retail stores, offering reconditioned appliances to value-conscious individuals and property management companies. As of September 28, 1996, the Company operated 26 such retail locations. On October 31, 1996, the Company announced its plans to close 12 stores by year end. No new stores are currently expected to be opened until after 1997. The Company currently anticipates that approximately 40% of the Company's revenue for 1996 will be derived from sales at Encore retail stores. See also, "Recent Developments Announced Closing of Centers and Retail Stores" below.

         The Company was incorporated under the laws of the State of Minnesota in 1983, although through its predecessors it commenced the appliance recycling business in 1976. The Company's principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426-4517. Its telephone number is
(612) 930-1700.


RECENT DEVELOPMENTS

         ANNOUNCED CLOSING OF CENTERS AND RETAIL STORES. On October 31, 1996, the Company announced that it intended to withdraw from three under-performing markets during the fourth quarter of 1996. The Company currently anticipates closing 12 Encore retail stores and three recycling centers. The Company is closing all of its Encore stores and centers in the Washington, D.C./Baltimore, Hartford, Connecticut and Oakland, California markets. In addition, the Company is closing its retail outlets in Southern California, but will continue to operate its Los Angeles recycling center. Write-offs and other significant expenses related to this action are expected to cause the Company to report a significantly larger than initially expected net loss in the fourth quarter of 1996. In addition, such financial results will be subject, among other things, to the results of operations at the remaining retail stores, as well as the volume of units delivered under the California Edison contract.

         CONTRACT WITH CALIFORNIA EDISON. In mid-September 1996, the Company and California Edison entered into a contract to extend the refrigerator recycling program with the Company through 1997, subject to approval of funding for 1997 by the CPUC. California Edison submitted its request October 1, 1996 and the CPUC is currently expected to act by mid-November 1996, after a period for public comment. The Company has participated in that program through its Los Angeles recycling center since 1993. Under the terms of the new contract, California Edison has specified minimum refrigerator recycling volumes of approximately 25,000 units in 1996 and approximately 30,000 units in 1997, which are expected by the Company to generate revenues of approximately $3 million in 1996 and $3.5 million in 1997. Through the third quarter of 1996, the Company had realized approximately $2.1 in revenues pursuant to this agreement. California Edison also agreed in the contract to take certain actions necessary to collect 50,000 units; however, the realization of such volumes is subject to, among other things, the receipt by California Edison of approval for additional funding from the CPUC, customer acceptance, proper advertising, and cost effectiveness; therefore, there can be no assurance that any such amounts will be realized. The program is subject to cancellation by the CPUC if certain cost effectiveness ratios are not met by the California Edison program.

         CURRENT LINE OF CREDIT; CAPITAL REQUIREMENTS. In August 1996, the Company entered into a new line of credit with Spectrum Commercial Services, Inc., a division of Lyons Financial Services, Inc. On November 8, 1996, the line of credit was amended to increase the line to $2.0 million, of which $1.4 million is currently drawn. The amended line of credit is secured by the receivables, inventory, equipment, real estate comprising the Company's headquarters, and other assets of the Company and a portion is guaranteed by the President of the Company. The line of credit provides for a stated maturity date of August 30, 1999, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The amended loan provides for a rate of interest equal to 5 percentage points over the prime lending rate per annum, but never less than 10% per annum (the current rate is 13-1/4%), and minimum monthly interest payments of $10,000 regardless of the outstanding principal balance. Upon an event of default, the interest may increase by 6% per annum. The loan also requires that the Company meet certain financial covenants, provides payment penalties for noncompliance, contains certain prepayment penalties, provides for annual fees for administration of the loan and for maintenance of the line of credit, limits the amount of other debt the Company can incur, and limits the amount of spending on fixed assets. As of September 28, 1996, the Company was not in compliance with certain financial covenants under the current line of credit. As of November 8, 1996, the lender has waived such noncompliance.

         The Company currently anticipates that its current cash balance, existing and anticipated equipment financing, and current line of credit will be sufficient to finance its operations and capital expenditures through December 1997. The Company's total capital requirements will depend on the number of recycling centers operated and the number and size of retail stores operating during the fiscal year, as well as certain items discussed above under "Risk Factors." Currently, the Company has 7 centers and 26 stores in operation and expects to close 3 centers and 12 stores by year end. If revenues are lower than anticipated, or expenses (including expenses associated with store closings) are higher than anticipated, the Company may require additional capital to finance operations and expansion. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity or other securities. There can be no assurance that such additional sources of financing will be available or available on terms satisfactory to the Company or permitted by the Company's current lender.

         ACQUISITIONS. On March 26, 1996, the Company announced it signed a letter of intent to acquire the assets of Appliance Distributors of Texas, Inc., a reconditioned appliance retailer and recycler based in Austin, Texas, subject to the Company's due diligence and negotiation of definitive agreements. The Company has decided not to go forward with this acquisition.

         SALE OF EQUITY. In May 1996, the Company raised $700,000 from the private sale of 200,000 shares of Common Stock at $3.50 per share. The proceeds of such sale were used by the Company primarily to repay an outstanding bank loan secured by certain capital equipment of the Company, and also for working capital. Pursuant to the terms of the purchase agreement with respect to these shares of Common Stock, the Company agreed to register such shares for re-sale by the purchaser. These shares are among those being offered for sale pursuant to this Prospectus.

THIRD QUARTER RESULTS OF OPERATIONS

         For the quarter ended September 28, 1996, the Company reported a net loss of $745,000 or $.16 per share, compared to net income of $81,000 or $.02 per share for the third quarter of 1995. Net revenues for the current quarter were $4,201,000, a decline of 7% from the year-earlier period, primarily as a result of further declines in the Company's traditional utility-related business in comparison to the year-earlier period.

         For the first nine months of 1996, the Company's net loss totaled $4,243,000 or $.96 per share, compared to earnings of $104,000 or $.02 per share for the same period last year. Net revenues were $10,533,000, down from $12,221,000 in the first nine months of 1995.

         Sales of reconditioned appliances rose 23% from second quarter 1996 to $1,666,000 and accounted for 40% of third quarter revenues. Appliance recycling fees rose 31% from second quarter 1996 to $1,834,000 and accounted for 44% of third quarter revenues, reflecting fees from California Edison's demand-side energy conservation program. Sales of scrap metal byproducts from recycling operations accounted for 16% of the third quarter revenues, virtually unchanged from the second quarter of 1996.

         On October 16, 1996, the Company announced its results for the third quarter ended September 28, 1996, as set forth on the following page.


Appliance Recycling Centers of America, Inc. and Subsidiaries
Consolidated Statements of Operations

                                           Three months ended             Nine months ended
                                      ---------------------------   ----------------------------

                                                     (In thousands, unaudited)

                                     September 28    September 30   September 28    September 30
                                         1996            1995           1996           1995
                                     ------------    ------------   ------------   -------------
Revenues
         Recycling revenues             $  1,834       $  3,497       $  5,000       $  9,294
         Appliance sales                   1,666            510          3,851          1,288
         Byproduct revenues                  701            534          1,682          1,639
                                        --------       --------       --------       --------
                  Net revenues          $  4,201       $  4,541       $ 10,533       $ 12,221

Cost of revenues                           2,772          2,873          8,314          7,757


         Gross profit                   $  1,429       $  1,668       $  2,219       $  4,464

Selling, General & Administrative          2,130          1,537          6,385          4,291
Expenses

         Operating income (loss)        ($   701)      $    131       ($ 4,166)      $    173

Other Income (Expense)
         Other income                         23              6             94             43
         Interest income                       2             53             34            160
         Interest expense                    (69)           (60)          (205)          (198)

         Income (loss) before
         provision for income           $   (745)      $    130       ($ 4,243)      $    178
         taxes
Provision for (benefit of) income           --               49           --               74
taxes
         Net income (loss)              ($   745)      $     81       ($ 4,243)      $    104
                                        ========       ========       ========       ========

         Earnings (loss) per share      ($  0.16)      $   0.02       ($  0.96)      $   0.02
                                        ========       ========       ========       ========

         Weighted average number           4,547          4,282          4,425          4,257
                                        ========       ========       ========       ========
         of shares



                              SELLING SHAREHOLDERS

         This Prospectus relates to the offering of 319,355 shares of Common Stock of the Company by the persons named in the following table (the "Selling Shareholders"). The following table sets forth certain information, as of September 28, 1996, with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders and any relationships they may have with the Company. Unless otherwise indicated, the Selling Shareholders possess sole voting and investment power with respect to the shares shown.

                                             Prior to Offering(1)                              After Offering(1)
                                          --------------------------                     -----------------------------

                                           Current                         Number
                                            Number     Percent of          Shares        Number of      Percent of
Name                                      of Shares   Outstanding(2)     to be Sold       Shares      Outstanding(2)
----                                      ---------   --------------     ----------      ---------    --------------

Earl M. Fritz and Sharon E. Fritz(3)         28,571         *              28,571            0             N/A

Evan Malnik and Rena Silbert                 42,000         *              42,000            0             N/A
Malnik(4)

Jay Malnik and Marci Malnik(4)               42,000         *              42,000            0             N/A

Perkins Capital Management Inc.(5)          708,800       15.6%           200,000         508,800         11.2%

Tom Harris & Associates, Inc.(6)              6,784          *              6,784             0             N/A
                                           --------       -----           -------         -------         ------

         TOTAL                              828,155       18.2%           319,355         508,800          11.2%
                                            =======       =====           =======         =======         ======

----------------------------------
* less than one percent

(1) This table assumes that all of the shares offered hereby by each Selling Shareholder are sold pursuant to this Prospectus and that no additional shares are purchased.

(2)      Based on 4,546,917 shares outstanding as of September 28, 1996.

(3) In August 1995, the Company acquired Major Appliance Pickup Service of St. Louis, Inc. DBA Gateway Appliance Center, Inc. ("Gateway"), a St. Louis, Missouri-based used appliance retailer and recycler, by exchanging 28,571 shares of its Common Stock for 100% ownership of Gateway. Pursuant to this transaction, Mr. Fritz became the General Manager of ARCA of St. Louis, a subsidiary of the Company.

(4) In January 1996, the Company acquired Universal Appliance Company, Inc. and Universal Appliance Recycling, Inc., Washington, D.C.-based companies, by exchanging a total of 84,000 shares of its Common Stock for 100% ownership of the respective companies, which merged into a subsidiary of the Company, ARCA - Maryland, Inc. In addition, these Selling Shareholders received $110,000 under non-compete agreements, Evan Malnik became District Manager of the Company's MidAtlantic Region, and Jay Malnik became General Manager of this region. The acquisitions agreement provided that these Selling Shareholders had the right to earn, based upon operating profits of ARCA - Maryland, up to a total of 100,000 shares of Company stock in contingent consideration over the next four years. This is one of the centers scheduled to be closed during the fourth quarter of 1996.

(5) In May 1996, the Company sold, in a privately negotiated transaction, 200,000 shares of its Common Stock at a purchase price of $3.50 per share to a fund owned by Perkins Capital Management Inc. ("Perkins"). Based on a Schedule 13G filed by Perkins, Perkins beneficially owns 708,800 shares (or approximately 15.6%) and has the sole voting power over 417,700 (or approximately 9.2%) of the Company's outstanding shares.

(6) In May 1996, the Company agreed to issue 6,784 shares of Common Stock to Tom Harris & Associates, Inc. pursuant to a contract for service with 7o 30 Creative Corporation.



                                 USE OF PROCEEDS

         The 319,355 shares of Common Stock being offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.


                              PLAN OF DISTRIBUTION

         Any or all of the shares of Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Common Stock through underwriters, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Common Stock for whom they may act or to whom they may sell as principal, or both (which compensation as to particular underwriter, broker or agent may be in excess of customary commissions). If applicable, one or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to describe any material arrangements for the sales of shares offered hereunder when such arrangements are entered into by any of the Selling Shareholders and any of the underwriters, brokers or agents that participate in the sale of shares. The Selling Shareholders and any such underwriters, dealers or agents that participate in the distribution of Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any underwriters, brokers, agents or other person and any Selling Shareholder.

         At the time a particular offer of Common Stock is made, to the extent required, a supplement to this prospectus will be distributed which will set forth the aggregate principal amount of Common Stock being offered and the terms of the offering, including the name or names of the particular Selling Shareholders, any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

         The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale by the Selling Shareholders of the Common Stock offered hereby.

         The Common Stock was originally issued in private transactions, was outstanding prior to the effective date of this offering, and has been registered hereby for resale by the Selling Shareholders pursuant to separate registration rights agreements with the Selling Shareholders. See "Selling Shareholders."

         The Company has agreed, under certain circumstances, to use its best efforts to keep the registration statement of which the Prospectus forms a part, effective until the earlier of two years from the effective date or the time at which all shares offered hereby have been sold by the Selling Shareholders.


                                  LEGAL MATTERS

         Certain matters with respect to the legality of the issuance and sale of the shares offered hereby will be passed upon for the Company by Mackall, Crounse & Moore, PLC, Minneapolis, Minnesota. Denis E. Grande, Secretary of the Company, is a partner in Mackall Crounse & Moore, PLC, and members of the firm own an aggregate of 2,000 shares of the Company's Common Stock.


                                     EXPERTS

         The financial statements of Appliance Recycling Centers of America, Inc. incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 30, 1995, have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of McGladrey & Pullen, LLP, pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.